SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             ---------------------

                                 SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO FULE 13D-2(B)



                     Martha Stewart Living Omnimedia, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)


                     Class A Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   573083102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 18, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)

CUSIP NO. 573083102               SCHEDULE 13G                       Page 2 of 6


________________________________________________________________________________
1   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

               Sharon Patrick

________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3   SEC USE ONLY



________________________________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

________________________________________________________________________________
  NUMBER OF    5   SOLE VOTING POWER

   SHARES           2,420,031 Shares of Class A Common Stock
               _________________________________________________________________
BENEFICIALLY   6   SHARED VOTING POWER

  OWNED BY          0 Shares of Class A Common Stock
               _________________________________________________________________
    EACH       7   SOLE DISPOSITIVE POWER

  REPORTING         2,420,031 Shares of Class A Common Stock
               _________________________________________________________________
   PERSON      8   SHARED DISPOSITIVE POWER

    WITH            0 Shares of Class A Common Stock
________________________________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,420,031 Shares of Class A Common Stock (1)

________________________________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               15.6% (2)
________________________________________________________________________________
12  TYPE OF REPORTING PERSON

               IN
________________________________________________________________________________


----------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) INCLUDES 27,080 SHARES WHICH ARE SUBJECT TO OPTIONS EXERCISABLE WITHIN 60 DAYS OF THE DATE HEREOF, AND EXCLUDES 470,346 SHARES WHICH ARE SUBJECT TO OPTIONS NOT EXERCISABLE WITHIN 60 DAYS OF THE DATE HEREOF.

(2) REPRESENTS 4.9% OF THE OUTSTANDING COMMON EQUITY OF MARTHA STEWART LIVING OMNIMEDIA, INC., INCLUDING CLASS B COMMON STOCK.

CUSIP NO. 573083102               SCHEDULE 13G                       Page 3 of 6


ITEM 1(a).  NAME OF ISSUER:

               Martha Stewart Living Omnimedia, Inc.


ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               11 West 42nd Street
               New York, New York  10036


ITEM 2(a).  NAME OF PERSON FILING:

               This Statement is filed by and on behalf of Sharon Patrick.


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               11 West 42nd Street
               New York, New York  10036


ITEM 2(c).  CITIZENSHIP:

               United States


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $0.01 (the "Class A
               Common Stock").


ITEM 2(e).  CUSIP NUMBER:

               573083102

CUSIP NO. 573083102               SCHEDULE 13G                       Page 4 of 6


ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


            (a)    |_| Broker or dealer registered under Section 15 of
                       the Exchange Act;
            (b)    |_| Bank as defined in Section 3(a)(6) of the Exchange Act;
            (c)    |_| Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;
            (d)    |_| Investment company registered under Section 8 of the
                       Investment Company Act;
            (e)    |_| An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);
            (f)    |_| An employee benefit plan or endowment fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)    |_| A parent holding company or control person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)    |_| A savings association as defined in Section 3(b)
                       of the Federal Deposit Insurance Act;
            (i)    |_| A church plan that is excluded from the
                       definition of an investment company under
                       Section 3(c)(14) of the Investment Company Act;
            (j)    |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4:     OWNERSHIP.

            (a)   Amount Beneficially Owned:
                  2,420,031 shares of Class A Common Stock (as of December 31,
                  1999) (Includes 27,080 shares which are subject to options exercisable within 60 days of the date hereof, and excludes 470,346 shares which are subject to options not exercisable within 60 days of the date hereof)


            (b) Percent of Class:

                  15.6% of the outstanding Class A Common Stock (based on a total of 15,477,001 shares of Class A Common Stock outstanding (as of November 23, 1999, based on Martha Stewart Living Omnimedia, Inc.'s Quarterly Report for the period ended September 30, 1999), and assuming exercise of options on 27,080 shares of Class A Common Stock exercisable within 60 days of the date hereof by Sharon Patrick), and 4.9% of the outstanding common equity of Martha Stewart Living Omnimedia, Inc., including Class B Common Stock (based on a total of 49,604,001 shares of Class A and Class B Common Stock outstanding (as of November 23, 1999, based on Martha Stewart Living Omnimedia, Inc.'s Quarterly Report for the period ended September 30, 1999), and assuming exercise of options on 27,080 shares of Class A Common Stock exercisable within 60 days of the date hereof by Sharon Patrick).

CUSIP NO. 573083102               SCHEDULE 13G                       Page 5 of 6


            (c) Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        2,420,031 shares of Class A Common Stock

                  (ii)  Shared power to vote or to direct the vote:

                        0 shares of Class A Common Stock

                  (iii) Sole power to dispose or to direct the disposition of:

                        2,420,031 shares of Class A Common Stock

                  (iv)  Shared power to dispose or to direct the disposition of:

                        0 shares of Class A Common Stock


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.


ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.


ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.


ITEM 9:  NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.


ITEM 10: CERTIFICATIONS.

               Not applicable.

CUSIP NO. 573083102               SCHEDULE 13G                       Page 4 of 6



                                    SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 10, 2000


                                        /s/ Sharon Patrick
                                        ----------------------------------------
                                                    Sharon Patrick